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EXHIBIT 2.3

ASSET PURCHASE AGREEMENT

        between

TEXAS INSTRUMENTS INCORPORATED,
as Purchaser,

and

DITECH COMMUNICATIONS CORPORATION,
as Seller

April 16, 2002

6.16	Major Customers	19
ARTICLE 7	REPRESENTATIONS AND WARRANTIES OF PURCHASER	20
7.1	Corporate Organization	20
7.2	Authorization and Effect of Agreement	20
7.3	No Conflicts	20
7.4	Litigation	20
ARTICLE 8	POST-CLOSING COVENANTS	21
8.1	Covenant Not to Compete; Non Solicitation	21
8.2	Confidentiality	21
8.3	Specific Performance; Reformation	21
8.4	Retained License Agreements	22
8.5	Further Cooperation	22
8.6	Maintenance of Books and Records	22
8.7	Transferred Employees	23
8.8	Further Cooperation	24
ARTICLE 9	SURVIVAL AND INDEMNIFICATION	24
9.1	Survival of Representations, Warranties and Covenants	24
9.2	Definitions; Limitations on Liability	24
9.3	Indemnification	25
9.4	Defense of Third Party Claims	26
9.5	Claims	27
9.6	Exclusive Remedy; Adjustment to Purchase Price	29
ARTICLE 10	CONDITIONAL PAYMENT	29
10.1	Payment of Conditional Payment	29
10.2	Reserves for Unresolved Indemnifiable Losses	29
ARTICLE 11	MISCELLANEOUS PROVISIONS	30
11.1	Notices	30
11.2	Expenses	31
11.3	Successors and Assigns	31
11.4	Waiver	31
11.5	Entire Agreement; Disclosure Schedules	31
11.6	Amendments, Supplements, Etc.	31
11.7	Rights of the Parties	31

11.8	Further Assurances	31
11.9	Applicable Law	31
11.10	Execution in Counterparts	32
11.11	Titles and Headings	32
11.12	Invalid Provisions	32
11.13	Bulk Sales	32
11.14	Specific Performance	32
11.15	Transfers	32
11.16	Transfer Taxes	32
11.17	Attorneys' Fees	32
11.18	Construction	32

ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of April 16, 2002 by and between Texas Instruments Incorporated, a Delaware corporation ("Purchaser"), on the one hand, and Ditech Communications Corporation, a Delaware corporation ("Seller"), on the other hand.

RECITALS:

        WHEREAS, Seller presently conducts the business (the "Software Business") of designing, creating, developing, licensing, distributing, testing and marketing voice enhancement and echo cancellation Software; and

        WHEREAS, Seller desires to sell and Purchaser desires to purchase and acquire the right to design, create, develop, license, distribute, market and sell the Software Products and certain assets, rights and properties of Seller necessary to operate, or primarily used in, the Software Business, all on the terms and subject to the conditions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

        1.1    Definitions.    As used in this Agreement, unless the context otherwise requires, capitalized terms used in this Agreement shall have the meanings set forth below:

        "Actions" shall have the meaning ascribed to such term Section 8.4(a).

        "Action Expenses" shall mean all court costs and fees and expenses incurred for outside counsel, experts, advisors and other fees and expenses (except for internal costs).

        "Additional Software" shall mean the Software of Seller primarily used in the Software Business but not incorporated in the Software Products.

        "Affiliate" shall mean with respect to any Person, any other person who, directly or indirectly, controls, is controlled by, or is under common control with that Person.

        "Agreement" shall have the meaning ascribed to such term in the preamble to this Agreement.

        "APA Assignments" shall have the meaning ascribed to such term Section 5.2(a)(xii).

        "Assignment of Assigned Contracts" shall have the meaning ascribed to such term in Section 5.2(a)(iii) of this Agreement.

        "Assignment of Royalty Payments" shall have the meaning ascribed to such term in Section 5.2(a)(ii) of this Agreement.

        "Assumed Liabilities" shall have the meaning ascribed to such term in Section 3.1 of this Agreement.

        "Assumption Agreement" shall have the meaning ascribed to such term in Section 5.2(b)(ii) of this Agreement.

        "Benefit Plans" shall have the meaning ascribed to such term in Section 6.12 of this Agreement.

        "Bill of Sale" shall have the meaning ascribed to such term in Section 5.2(a)(i) of this Agreement.

        "Business Day" shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

        "Closing" shall have the meaning ascribed to such term in Section 5.1 of this Agreement.

        "Closing Date" shall have the meaning ascribed to such term in Section 5.1 of this Agreement.

        "Closing Date Payment" shall have the meaning ascribed to such term in Section 4.2 of this Agreement.

        "Collateral Agreements" shall have the meaning ascribed to such term in Section 5.2(d) of this Agreement.

        "Conditional Payment" shall have the meaning ascribed to such term in Section 10.1.

        "Confidential Information" shall mean any confidential information, methods of operation, customers, and customer lists, products, proposed products, former products, prices, fees, costs, plans, designs, technology, inventions, trade secrets, know-how, software, marketing methods, policies, plans, or other specialized information or proprietary matters.

        "Consent" shall mean any consent, approval or authorization of, notice to, or designation, registration, declaration or filing with, any Person.

        "Contract" shall mean any agreement, contract, lease, commitment, license, undertaking or other legally binding contractual right or obligation to which a Person is a party or by which a Person or its assets or properties are bound.

        "Disclosure Schedule" means the disclosure schedule delivered by Seller to Purchaser concurrently with the execution and delivery of this Agreement.

        "Documentation" shall mean the instructions and written documents, including user documentation, installation, operation and maintenance instructions used in connection with the Software Products.

        "Echo Cancellation System" shall mean the echo cancellation hardware developed by Seller that incorporates the Software Products executing on Purchaser's digital signal processors.

        "Employee Documents" shall mean the employee related forms (including employment offer letters and assignment of invention, non-competition and confidentiality agreements) submitted to each Transferred Employee prior to the Closing for execution at the Closing.

        "ERISA" means the Employee Retirement Income and Security Act of 1974, as amended.

        "First Anniversary" shall mean the first anniversary of the Closing Date, unless such day is not a Business Day, in which event "First Anniversary" shall mean the first Business Day following the first anniversary of the Closing Date.

        "First Anniversary Payment" shall have the meaning ascribed to such term in Section 4.3(a).

        "Fourth Anniversary" shall mean the fourth anniversary of the Closing Date, unless such day is not a Business Day, in which event "Fourth Anniversary" shall mean the first Business Day following the fourth anniversary of the Closing Date.

        "Governmental Authority" shall mean any federal, state, local or foreign government or any subdivision, agency, instrumentality, authority, department, commission, board or bureau thereof or any federal, state, local or foreign court, tribunal or arbitrator.

        "Hardy Escrow Agreement" shall have the meaning ascribed to such term in Section 5.2(a)(vi).

        "IC" shall mean an integrated circuit, or other similar device, on which the Software relating to the Software Business executes.

        "Indemnifiable Losses" shall have the meaning ascribed to such term in Section 9.2(a) of this Agreement.

        "Indemnifying Party" shall have the meaning ascribed to such term in Section 9.2(a) of this Agreement.

        "Indemnitee" shall have the meaning ascribed to such term in Section 9.2(a) of this Agreement.

        "Indemnity Payment" shall have the meaning ascribed to such term in Section 9.2(a) of this Agreement.

        "Intellectual Property" shall have the meaning ascribed to such term in Section 6.14(b) of this Agreement.

        "Joint Marketing Agreement" shall have the meaning ascribed to such term in Section 5.2(a)(iv).

        "Knowledge," "known to" or "to the Knowledge" shall mean, with respect to Seller, information that is actually known, after commercially reasonable inquiry, by any of the following: Charles Davis, David Shvarts, Christy Enad, Rich Hardy, William J. Tamblyn, Timothy Montgomery, David Riker and, in addition with respect to Sections 6.6, 6.12 and 6.13 only, Glenda Dubsky.

        "Laws" shall mean all federal, state, local or foreign laws, ordinances, rules and regulations.

        "License Agreements" shall mean, collectively, the Retained License Agreements and the Transferred License Agreements.

        "Liens" shall mean all title defects, title encumbrances, title objections, mortgages, liens, claims, charges, pledges, of any nature whatsoever, including without limitation leases, chattel or other mortgages, collateral security arrangements, title imperfections, defect or objection liens, security interests, conditional and installment sales agreements and other title or interest retention arrangements.

        "Material Adverse Effect" shall mean any event, circumstance, change or effect that has a material adverse effect on the Transferred Assets or the operation of the Software Business, taken as a whole.

        "Non-Public Information" shall have the meaning ascribed to such term in Section 8.2.

        "Non-Purchaser IC" shall mean an IC that is not manufactured or sold by Purchaser.

        "Order" shall mean any judgment, award, order, writ, injunction or decree issued by any Governmental Authority.

        "Permits" shall mean all permits, certifications, licenses, approvals, franchises, notices and authorizations issued by any Governmental Authority.

        "Permitted Liens" shall mean (a) Liens for taxes, assessments and other governmental charges that are not due and payable or that may thereafter be paid without penalty or (b) Liens imposed by law, such as materialmen's, mechanics', workers', repairmen's, employees', carriers', vendors', warehousemen's and other like Liens arising in the ordinary course of business in respect of obligations that are not yet due and payable or will be paid by Seller in the ordinary course following the Closing Date.

        "Person" shall mean any individual, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization, Governmental Authority or other entity.

        "PTO" shall have the meaning ascribed to such term in Section 6.12(a).

        "Purchase Price" shall have the meaning ascribed to such term in Section 4.1 of this Agreement.

        "Purchaser" shall have the meaning ascribed to such term in the recitals to this Agreement.

        "Purchaser Collateral Documents" shall have the meaning ascribed to such term in Section 7.2.

        "Retained Liabilities" shall have the meaning ascribed to such term in Section 3.2 of this Agreement.

        "Retained License Agreements" shall have the meaning ascribed to such term in Section 2.1(b) of this Agreement.

        "Royalty Payments" shall have the meaning ascribed to such term in Section 2.1(b) of this Agreement.

        "Second Anniversary" shall mean the second anniversary of the Closing Date, unless such day is not a Business Day, in which event "Second Anniversary" shall mean the first Business Day following the second anniversary of the Closing Date.

        "Second Anniversary Payment" shall have the meaning ascribed to such term in Section 4.3(b).

        "Seller" shall have the meaning ascribed to such term in the preamble to this Agreement.

        "Seller Acquisition Agreements" shall have the meaning ascribed to such term in Section 5.2(a)(xi).

        "Seller Collateral Documents" shall have the meaning ascribed to such term in Section 6.2.

        "Seller Contracts" shall mean those Contracts that are set forth on Schedules 2.1(b), 2.1(c)(i), 2.1(c)(ii) and 6.8(b).

        "Software" means the expression of an organized set of instructions in a natural or coded language that is contained on a physical media of any nature (whether electronic, written, magnetic or optical) and that may be used with a computer or other data processing device of any nature which is based on digital technology, to make such computer or other device operate in a particular manner and for a certain purpose, and shall include computer programs in source and object code, test or other significant data libraries, and any of the following that is contained on a physical media of any nature and that is used in the design, development, modification, enhancement, testing, installation, maintenance, diagnosis or assurance of the same: flow diagrams, masks, templates, input and output formats, file layouts, development tools, database formats, interfaces, test programs and other similar materials.

        "Software Business" shall have the meaning ascribed to such term in the recitals to this Agreement.

        "Software Business Confidential Information" shall have the meaning ascribed to such term in Section 6.14(b)(iv).

        "Software Business Employees" shall have the meaning ascribed to such term in Section 6.13(a).

        "Software License Agreement" shall have the meaning ascribed to such term in Section 5.2(a)(vii) of this Agreement.

        "Software Products" shall mean Seller's voice enhancement and echo cancellation Software.

        "Subcontractor Agreement" shall have the meaning ascribed to such term in Section 5.2(a)(ix).

        "Telinnovation Escrow Agreement" shall have the meaning ascribed to such term in Section 5.2(a)(v).

        "Third Party Claim" shall have the meaning ascribed to such term in Section 9.2(a) of this Agreement.

        "Title Warranty Termination Date" shall have the meaning ascribed to such term in Section 9.1(a).

        "Transferred Assets" shall have the meaning ascribed to such term in Section 2.1 of this Agreement.

        "Transferred License Agreements" shall have the meaning ascribed to such term in Section 2.1(c).

        "Transferred Employees" shall have the meaning ascribed to such term in Section 8.7(a).

ARTICLE 2

PURCHASE OF ASSETS

        2.1    Purchase and Sale of Transferred Assets.    On the terms and subject to the conditions hereof, at the Closing, Seller will sell, transfer, convey, assign and deliver, and Purchaser will purchase and accept, all of Seller's right, title and interest in and to the rights, properties and assets described in this Section 2.1, (collectively, the "Transferred Assets"), free and clear of all Liens, except Permitted Liens:

          (a)  Equipment and Fixed Assets. All machinery, equipment, tools, work stations, and all other tangible personal property of Seller that is necessary to operate, or primarily used in, the Software Business, including without limitation, such tangible personal property listed on Schedule 2.1(a) hereto;

          (b)  Royalty Payments. All right, title and interest of Seller in and to all royalty payments (the "Royalty Payments") which Seller has, or will have, the right to receive that relate to shipments made from and after the Closing Date pursuant to the license agreements listed on Schedule 2.1(b) hereto (the "Retained License Agreements"), together with any royalty payments which Seller has the right to receive that relate to shipments made prior to the Closing Date pursuant to the Retained License Agreements, but only in accordance with Section 8.4(b) ;

          (c)  Assigned Contracts. All rights and incidents of interest of Seller as of the Closing in and to (i) the license agreements listed on Schedule 2.1(c)(i) (the "Transferred License Agreements"), and (ii) the non-competition agreements listed on Schedule 2.1(c)(ii) (collectively, the "Assigned Contracts");

          (d)  Software. All Software and Documentation that is necessary to operate, or primarily used in, the Software Business, including, but not limited to, the Software Products listed on Schedule 6.7(a) of the Disclosure Schedule and the Additional Software listed on Schedule 2.1(d) ;

          (e)  Technical Data. All technical information (whether written or in electronic format) necessary to operate, or primarily used in, the Software Business or relating to the design, creation and development of the Software Products and the Additional Software, including such information identified on Schedule 2.1(e) hereto;

          (f)    Books and Records. All books and records necessary to operate, or relating primarily to, the Software Business, including, without limitation, lab books, software documentation, software road maps, presentations, customer lists and supplier lists;

          (g)  Intellectual Property. All right, title and interest in and to all Intellectual Property necessary for the conduct of, or which arose out of, the Software Business or relating to the Software Products or the Additional Software or to the design, creation or development, thereof; and

          (h)  Trademarks. All right, title and interest of Seller in and to the trademarks and service marks, and associated goodwill therewith, identified on Schedule 2.1(h) hereto (the "Trademarks").

        2.2    Excluded Assets.    Except for the Transferred Assets, Seller shall retain all rights, properties and assets of Seller, including all rights and obligations in and to the Retained License Agreements (the "Excluded Assets"). Nothwithstanding anything to the contrary contained in this Agreement, there shall be excluded from the Transferred Assets and Seller shall retain all right, title and interest in and to the following rights, properties and assets:

          (a)  all of Seller's cash and cash equivalents, securities, bonds and other investments;

          (b)  all of Seller's accounts receivable or rights to payment for license-related royalties or other revenue generated from the Transferred Assets prior to the Closing Date, except as set forth in Section 8.4(b);

          (c)  all of Seller's Contracts other than the Assigned Contracts;

          (d)  all of the assets set forth on Schedule 2.2; and

          (e)  all of Seller's assets that are neither necessary for the operation of, nor primarily used in, the Software Business.

        2.3    Nonassignable Assigned Contracts and Royalty Payments.

          (a)  Nonassignability. To the extent that any Assigned Contract or any Royalty Payment to be assigned pursuant hereto is not capable of being assigned without the consent, approval or waiver of a third person or entity, nothing in this Agreement will constitute an assignment or require the assignment thereof except to the extent provided in this Section 2.3.

          (b)  Seller to Use Commercially Reasonable Efforts. Notwithstanding anything contained in this Agreement to the contrary, Seller will not be obligated to assign to Purchaser any of its rights and obligations in and to any of the Assigned Contracts or Royalty Payments referred to in Section 2.3(a) without first having obtained all consents, approvals or waivers necessary for such assignment; provided, however, (i) with respect to the Assigned Contracts, Seller shall use commercially reasonable efforts to obtain all such consents, approvals or waivers for a period of six (6) months following the Closing Date, and (ii) with respect to any Royalty Payments, Seller shall only deliver any notice, or request any consent, approval or waiver, required to assign such Royalty Payments to Purchaser on or after the date that is six (6) months following the Closing Date; provided, further, Seller shall have no obligation pursuant to this Section 2.3(b), or otherwise, to make any payment or incur any out-of-pocket expenses in exchange for obtaining any such consents, approvals or waivers.

          (c)  If Waivers or Consents Cannot Be Obtained. To the extent that the consents, approvals and waivers referred to in Section 2.3(a) are not obtained by Seller, Seller (i) shall pay to Purchaser an amount equal to the amount of any such Royalty Payments referred to in Section 2.3(a) which (I) relate to shipments made from and after the Closing Date, and (II) are received by Seller under the Retained License Agreements, and (ii) shall use its commercially reasonable efforts to (y) provide to Purchaser the amount of any royalty payments that (I) relate to shipments made from and after the Closing Date and (II) are received by Seller, under any of the Transferred License Agreements referred to in Section 2.3(a) and (z) enforce, at the request and expense of Purchaser, for the account of Purchaser, any rights of Seller arising from any such Transferred License Agreement (including without limitation the right to elect to terminate such Transferred License Agreement in accordance with the terms thereof upon the advice of Purchaser).

ARTICLE 3

ASSUMPTION OF LIABILITIES

        3.1    Assumed Liabilities.    As of the Closing, Purchaser will assume and thereafter, in due course, fully satisfy the following liabilities and obligations of Seller (the "Assumed Liabilities") and no other liabilities or obligations of Seller:

          (a)  all liabilities and obligations of Seller under each Assigned Contract, provided, with respect to each Assigned Contract, that such Assigned Contract has been assigned to Purchaser; and

          (b)  all liabilities and obligations of Seller for accrued and unused PTO, and liabilities for all COBRA Rights, with respect to the Transferred Employees as more particularly set forth in Section 8.7.

        3.2    Retained Liabilities.    Except as provided under Section 3.1, Purchaser does not assume or agree to pay, satisfy, discharge or perform, and will not be deemed by virtue of the execution and delivery of this Agreement or any document delivered at the Closing pursuant to this Agreement, or as a result of the consummation of the transactions contemplated by this Agreement, to have assumed, or to have agreed to pay, satisfy, discharge or perform, any liability, obligation or indebtedness of Seller, including, without limitation, any liabilities and obligations of Seller (a) for any indebtedness for borrowed money (whether or not relating to the Software Business), (b) for any accounts payable (whether or not relating to the Software Business), (c) for any product warranties (whether or not relating to the Software Products), except to the extent the product warranty applies to any Software provided by Purchaser, whether directly or indirectly, from and after the Closing Date, (d) arising from or relating to the employment or services (or termination of employment or services) of any individual or under any Benefit Plan, except as set forth in Sections 8.7(c) and (d), and (e) except for the services to be provided by Purchaser to, or on behalf of, Seller as set forth in the Subcontractor Agreement, for any liabilities or obligations under the Retained License Agreements, (whether primary or secondary, direct or indirect, known or unknown, absolute or contingent, or otherwise), (such liabilities and obligations retained by Seller being referred to herein as the "Retained Liabilities"). As between the parties, Seller shall remain liable for all the Retained Liabilities.

ARTICLE 4

PURCHASE PRICE

        4.1    Purchase Price.    In consideration of the conveyance to Purchaser of the Transferred Assets and the other rights granted to Purchaser pursuant hereto and subject to the conditions and in accordance with terms hereof, Purchaser shall (a) pay (i) the Closing Date Payment, (ii) the First Anniversary Payment, (iii) the Second Anniversary Payment, and (iv) the Conditional Payment, subject to Articles 9 and 10 (collectively, the "Purchase Price") and (b) assume the Assumed Liabilities.

        4.2    Payment of the Closing Date Payment.    At the Closing, Purchaser will pay U.S. $18,300,000.00 (the "Closing Date Payment") to Seller by wire transfer of immediately available funds to an account previously designated by Seller.

        4.3    Payment of the First Anniversary Payment and Second Anniversary Payment.

          (a)  On the First Anniversary Purchaser will pay U.S. $2,000,000.00 (the "First Anniversary Payment") to Seller by wire transfer of immediately available funds to an account previously designated by Seller.

          (b)  On the Second Anniversary Purchaser will pay U.S. $3,500,000.00 (the "Second Anniversary Payment") to Seller by wire transfer of immediately available funds to an account previously designated by Seller.

        4.4    Payment of the Conditional Payment.    Purchaser will pay the Conditional Payment to Seller at the time and on the conditions set forth in Articles 9 and 10.

ARTICLE 5

CLOSING

        5.1    Closing.    The consummation of the transactions contemplated hereby (the "Closing") shall take place at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas (or at such other place as the parties may designate), on the date hereof. The date on which the Closing is effected is referred to in this Agreement as the "Closing Date."

        5.2    Deliveries at Closing.    At the Closing:

          (a)  Seller hereby delivers, or causes to be delivered, to Purchaser the items described in clauses (i) through (xii) below:

            (i)    a Bill of Sale, in the form attached hereto as Annex A (the "Bill of Sale"), executed by Seller;

            (ii)  an Assignment of Royalty Payments, in the form attached hereto as Annex B (the "Assignment of Royalty Payments"), executed by Seller;

            (iii)  an Assignment of Assigned Contracts, in the form attached hereto as Annex C (the "Assignment of Assigned Contracts"), executed by Seller;

            (iv)  a Joint Marketing Agreement, delivered separately herewith (the "Joint Marketing Agreement"), executed by Seller;

            (v)  an Amended and Restated Escrow Agreement, in the form attached hereto as Annex D-1 (the "Telinnovation Escrow Agreement"), executed by Seller, Bank of New York (as successor Escrow Agent for U.S. Trust Company, N.A.), Purchaser, Ingenuous, a California general partnership, Ingenuous Service Corp., a California corporation, Ingenuous Corp., a California corporation, Charles Davis and David Shvarts;

            (vi)  an Amended and Restated Escrow Agreement, in the form attached hereto as Annex D-2 (the "Hardy Escrow Agreement"), executed by Seller, Bank of New York (as successor Escrow Agent for U.S. Trust Company, N.A.), Purchaser and Richard Hardy;

            (vii) a Software License Agreement, in the form attached hereto as Annex E (the "Software License Agreement"), executed by Seller;

            (viii)evidence that the parties signing this Agreement and the Collateral Agreements on behalf of Seller are authorized to do so;

            (ix)  a Subcontractor Agreement, delivered separately herewith (the "Subcontractor Agreement"), executed by Seller;

            (x)  an assignment of the Trademarks, in the form attached hereto as Annex F (the "Trademark Assignment");

            (xi)  an assignment of any and all registered copyrights that relate to the Software Products, in the form attached hereto as Annex G (the "Copyright Assignment");

            (xii) an assignment of Seller's indemnification rights under (a) the Asset Purchase Agreement, dated December 8, 1999 (the "Telinnovation Agreement"), among Ingenuous (formerly Telinnovation), a California general partnership, Ingenuous Service Corp. (formerly Telinnovation Service Corporation), a California corporation, or Ingenuous Corp. (formerly Telinnovation Corporation), a California corporation, Charles Davis, David Shvarts and Seller, and (b) the Asset Purchase Agreement, dated December 8, 1999 (the "Hardy Agreement", and together with the Telinnovation Agreement, the "Seller Acquisition Agreements"), between Richard Hardy and Seller, in the form attached hereto as Annex H (the "APA Assignments"), each of which assignments shall automatically become effective on the Title Warranty Termination Date.

            (xiii)all electronic representations of source code, object code and associated documentation that relate to the Software Products; and

            (xiv) all other documents, certificates, instruments or writings reasonably requested by Purchaser in connection herewith.

          (b)  Purchaser hereby delivers to Seller the items described in clauses (i) through (x) below:

            (i)    the Closing Date Payment by wire transfer of immediately available funds to the account designated by Seller;

            (ii)  an Assumption of Liabilities Agreement, in the form attached hereto as Annex I (the "Assumption Agreement"), executed by Purchaser;

            (iii)  the Joint Marketing Agreement, executed by Purchaser;

            (iv)  the Telinnovation Escrow Agreement, executed by Purchaser;

            (v)  the Hardy Escrow Agreement, executed by Purchaser;

            (vi)  the Employee Documents, executed by Purchaser;

            (vii) the Software License Agreement, executed by Purchaser;

            (viii)the Subcontractor Agreement, executed by Purchaser;

            (ix)  evidence that the party signing this Agreement and the Collateral Agreements on behalf of Purchaser is authorized to do so; and

            (x)  all other documents, certificates, instruments or writings reasonably requested by Seller in connection herewith.

          (c)  Each Transferred Employee concurrently with the execution and delivery of this Agreement has delivered to Purchaser:

            (i)    Quitclaim and Assignment Agreements in the form attached hereto as Annex J, executed by each of the Transferred Employees; and

            (ii)  the Employee Documents, executed by each Transferred Employee;

          (d)  The Bill of Sale, Assignment of Royalty Payments, Assignment of Assigned Contracts, Joint Marketing Agreement, Telinnovation Escrow Agreement, Hardy Escrow Agreement, Employee Documents, Software License Agreement, Subcontractor Agreement, Trademark Assignment, Copyright Assignment and Assumption Agreement shall constitute, collectively, the "Collateral Agreements."

        5.3    Delivery of Purchased Assets.    Subject to Section 2.3, title to the Transferred Assets passes to Purchaser as of the Closing at the applicable places of business of Seller. Promptly following the Closing, Seller will place Purchaser in full possession and control of the Transferred Assets. The Software Products and the Additional Software shall be delivered by Seller to Purchaser solely by electronic transmission. Any other Transferred Asset capable of electronic transmission shall be transmitted to Purchaser solely in such manner. All other assets and information will be delivered by Seller to such locations as Purchaser shall designate by means of delivery reasonably designated by Purchaser, at Purchaser's cost and risk of loss.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller hereby makes the following representations and warranties to Purchaser, each of which shall be unaffected by any investigation heretofore or hereafter made by Purchaser.

        6.1    Organization and Good Standing.    Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease or otherwise hold its properties and assets (including the Transferred Assets) and to carry on its business (including the Software Business) as presently conducted.

        6.2    Authorization and Effect of Agreement.    Seller has all requisite corporate power and authority to execute and to deliver this Agreement and the Collateral Agreements to which it is a party (the "Seller Collateral Documents") and to perform the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Seller Collateral Documents and the performance by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and the Seller Collateral Documents have been duly executed and delivered by Seller and each such agreement constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium, and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity.

        6.3    No Conflicts.    Except as set forth on Schedule 6.3 of the Disclosure Schedule, the execution and delivery of this Agreement and the Seller Collateral Documents by Seller does not, and the performance by Seller of the transactions contemplated by this Agreement and the Seller Collateral Documents will not, conflict with, or result in any violation of, or constitute a default under, or, as applicable, give rise to the creation of a Lien, other than a Permitted Lien, upon any of the Transferred Assets or to a right of termination, cancellation or acceleration of any obligation or to a loss of a benefit under, (a) any provision of the Certificate of Incorporation or Bylaws or other applicable constituent documents of Seller, (b) except for required Consents to assign any of the Transferred License Agreements set forth on Schedule 6.3 of the Disclosure Schedule, any of the terms, conditions or provisions of any License Agreement, or (c) any Law or Order applicable to or binding on Seller or the Transferred Assets. Except for any required Consents set forth on Schedule 6.3 of the Disclosure Schedule, no Consent is required to be obtained, made or given (whether pursuant to applicable Law, Contract or otherwise) in connection with the execution and delivery of this Agreement or the Seller Collateral Documents by Seller or the performance by Seller of the transactions contemplated hereby or thereby.

        6.4    Sufficiency of the Assets; Title to Transferred Assets; No Third Party Options.

          (a)  Except as set forth on Schedule 6.4(a) of the Disclosure Schedule, the Transferred Assets constitute all of the rights, properties and assets of every kind, character and description, wherever located and whether tangible or intangible, real or personal, or fixed or contingent, that are necessary to operate, or primarily used in, the Software Business as currently conducted by Seller. All of the Transferred Assets referred to in Section 2.1(a) are in good operating condition and repair, subject to ordinary wear and maintenance, and are usable in the regular and ordinary course of the Software Business.

          (b)  Except as set forth on Schedule 6.4(b) of the Disclosure Schedule, Seller has sole, good, valid and indefeasible title to the Transferred Assets, and, at the Closing, Seller will convey to Purchaser, sole, good, valid and indefeasible title to the Transferred Assets, free and clear of all Liens, except Permitted Liens. Except as set forth on Schedule 6.4(b) of the Disclosure Schedule, as of immediately prior to the Closing, no third party has any exclusive rights to use or an exclusive license to any of the Transferred Assets or any portion thereof.

          (c)  There are no existing agreements, options or commitments granting to any Person the right to acquire any of the Transferred Assets or any interest therein, other than the Seller Contracts, any Software licenses relating to the Echo Cancellation System or Permitted Liens.

        6.5  Financial Data. Schedule 6.5 of the Disclosure Schedule hereto includes summaries of the revenues and expenses related to the Software Business for each fiscal quarter, beginning with the fiscal quarter ended April 30, 2000 and ending with the fiscal quarter ended January 31, 2002. Such summaries were accurately extracted from the books and records of Seller and were prepared in accordance with Seller's accounting policies.

        6.6  Litigation. Except as set forth on Schedule 6.6 of the Disclosure Schedule:

          (a)  There are neither any judicial or administrative actions, proceedings or, to the Knowledge of Seller, investigations pending nor, to the Knowledge of Seller, threatened that question the validity of this Agreement or any action taken or to be taken by Seller in connection with this Agreement;

          (b)  There are no lawsuits, claims, administrative or other proceedings or, to the Knowledge of Seller, investigations relating to the conduct of the Software Business or otherwise affecting the Transferred Assets pending, or, to the Knowledge of Seller, threatened against Seller; and

          (c)  There are no Orders binding on Seller that relate to the Software Business or otherwise affect the Transferred Assets.

        6.7    Software Products.

          (a)  Schedule 6.7(a) of the Disclosure Schedule sets forth a complete list of the Software Products created since July 1999 by file, release name and, where reasonable and appropriate, description.

          (b)  Schedule 6.7(b) of the Disclosure Schedule sets forth a complete list of each licensee of the Software Products who has received the Software Products under the License Agreements, together with the release or releases delivered to each licensee since July 1999, the date or dates of delivery and the type of code (i.e. source or object) delivered.

          (c)  Seller does not have or maintain any inventory relating to the Software Business.

        6.8    License Agreements.

          (a)  Each License Agreement is in full force and effect and is valid and, to the Knowledge of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium, and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity. Except as disclosed on Schedule 6.8(a) of the Disclosure Schedule, Seller is not, and to the Knowledge of Seller, no other party thereto is, in material default in the performance, observance or fulfillment of any obligation under any License Agreement. Except as disclosed on Schedule 6.8(a) of the Disclosure Schedule, to the Knowledge of Seller, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default under any License Agreement. Seller has provided Purchaser with true, complete and correct copies of each License Agreement, and any amendment or modification thereto, or a written description of any License Agreement that is not in writing.

          (b)  Except as disclosed on Schedule 6.8(b) of the Disclosure Schedule, the License Agreements listed on Schedules 2.1(b) and (c) constitute all licenses of Seller that are currently in effect of Seller, whether written or oral, of the Software Products, the Additional Software or the Intellectual Property in the Software Products or the Additional Software, other than any Software licenses to Seller's resellers, distributors, channel partners or customers with respect to the Echo Cancellation System in which the Software Products are embedded in object code form, provided that none of such licenses authorize any licensee to have access to source code or to port the Software Products to a Non-Purchaser IC.

          (c)  Other than (i) as disclosed on Schedule 6.8(c) of the Disclosure Schedule, (ii) any Software licenses to Seller's resellers, distributors, channel partners or customers with respect to the Echo Cancellation System in which the Software Products are embedded in object code form, (iii) internal transfers within the Software Business, and (iv) transfers by Seller to escrow agents, no Software Products have been transferred or disclosed to any Person except pursuant to the License Agreements.

          (d)  None of the licensees under the Retained License Agreements has prepaid to Seller any royalties in excess of $500,000, in the aggregate, in respect of periods from and after the Closing Date.

        6.9    This Section Intentionally Omitted.

        6.10    Compliance with Laws.    Except as set forth on Schedule 6.10 of the Disclosure Schedule, Seller has conducted and is conducting the Software Business in compliance with all applicable Laws, except where such failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

        6.11    This Section Intentionally Omitted.

        6.12    Employee Benefit Plans.    Schedule 6.12 of the Disclosure Schedule sets forth a complete and correct list of: (i) all "employee benefit plans," as defined in Section 3(3) of ERISA; (ii) all bonus or other incentive compensation, deferred compensation, employee loan, salary continuation, severance, retention, paid time off ("PTO"), stock or other equity-related award, option or purchase, educational assistance or leave of absence agreements, arrangements, policies or plans; and (iii) all employment, consulting, termination, individual compensation, employee leasing or collective bargaining agreements or arrangements; in each case, which Seller has any obligation or liability (contingent or otherwise, including any obligation arising as a result of the execution and delivery of this Agreement by Seller) relating to any Transferred Employee, other than plans involving less than $5,000 in benefits or plans that are terminable upon thirty (30) days notice or less (collectively, the "Benefit Plans").

        6.13    Personnel; Labor Matters.

          (a)  Personnel.    Schedule 6.13 of the Disclosure Schedule sets forth a complete and correct list, as of the Closing Date, of all employees of Seller substantially all of whose services relate to the Software Business (the "Software Business Employees") and, with respect to each Transferred Employee (as applicable) (i) annual salary, hourly wage rate or retention rate; (ii) target bonus; (iii) date of hire; (iv) service credit date, (v) location; (vi) position; (vii) status (i.e., active, short term disability, long term disability or leave of absence (specifying the kind of absence and the terms relating thereto)), and (viii) accrued and unused PTO.

          (b)  Labor.    No Transferred Employees are represented by any labor organization, and there are no labor or collective bargaining agreements which pertain to the Transferred Employees. To the Knowledge of Seller, no labor organization or group of employees of Seller has made a pending demand for recognition or certification affecting the Transferred Employees, and, within the preceding three years, there have been no representation, certification or other related proceedings, or petitions seeking a representation proceeding or other related proceeding, pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Within the preceding three years, there has been no organizing activities involving Seller pending or, to the Knowledge of Seller, threatened by any labor organization or group of employees of Seller affecting the Transferred Employees.

          (c)  Employee Relations.    There are no strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances, unfair labor practice charges or complaints pending or, to the Knowledge of Seller, threatened involving the Transferred Employees, which, if individually or collectively resolved against Seller, could result in a material liability, and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis for any of the foregoing. None of the Transferred Employees have resigned or have given notice to Seller of their intention to resign or otherwise voluntarily terminate their employment with Seller.

          (d)  Employee Litigation.    There are no complaints, charges or claims against Seller pending or, to the Knowledge of Seller, threatened to be brought or filed with any public or governmental authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment of any of the Transferred Employees, including but not limited to ERISA, the Civil Rights laws, Americans with Disabilities Act, Age Discrimination in Employment Act (as amended by the Older Workers Benefit Protection Act), Pregnancy Discrimination Act, Equal Pay Act, Fair Labor Standards Act, Worker Adjustment and Retraining Notification Act, and Family and Medical Leave Act, and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis for any of the foregoing.

        6.14    Intellectual Property.

          (a)  As used herein, the term "Scheduled Intellectual Property" means, whether solely or jointly owned, Seller's domestic and foreign patents (including design registrations and other government grants of rights to inventions), patent applications, patent licenses from third parties, software licenses from third parties (other than routine, non-negotiated, shrink wrap or similar everyday licenses of the type commonly available at reasonable cost to the industry in general and which are not a part of the Software Products or the Additional Software), know-how licenses from third parties, trade names, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications and data sheets with copyright marks, in the Software Products and the Additional Software. Schedule 6.14(a)(i) of the Disclosure Schedule sets forth all of the Scheduled Intellectual Property. Except as otherwise indicated on Schedule 6.14(a)(ii) of the Disclosure Schedule, Seller is the sole and exclusive owner of all Scheduled Intellectual Property; and, to Seller's knowledge, there are no third party rights that will impede Seller's sole and exclusive ownership of the Scheduled Intellectual Property.

          (b)  The term "Intellectual Property" means, whether solely or jointly owned, domestic and foreign patents (including design registrations and other government grants of rights to inventions), patent applications, patent licenses from third parties, software licenses from third parties, know-how licenses from third parties, trade names, trademarks, trademark registrations and applications, service marks, service mark registrations and applications (and the goodwill associated therewith) and copyright registrations and applications, including but not limited to that listed under the Scheduled Intellectual Property; together with all unregistered copyrights, trade secrets, know-how and other Confidential Information, other non-public proprietary technical and business information, proprietary processes and formulae, and all ownership, use and other rights thereto (including rights of renewal and rights to sue for past, present and future infringements or misappropriations thereof).

            (i)    The term "know-how" includes but is not limited to Software concepts and invention disclosures related to the Software Products and the Additional Software of Seller but that are not incorporated into the Software Products or Additional Software or filed as patent applications, if any, and trade secrets that are related to the Software Products and the Additional Software; and, except as set forth on Schedule 6.14(b)(i) of the Disclosure Schedule, Seller is the sole and exclusive owner of any such concepts, disclosures and trade secrets.

            (ii)  This Section Intentionally Omitted.

            (iii)  Except as set forth on Schedule 6.14(b)(iii) of the Disclosure Schedule, each officer, employee, consultant and independent contractor of Seller (each a "Seller Employee") who has originated or invented any of the Software Products or any of the Additional Software either (a) has executed a valid written assignment needed to show sole ownership by Seller of the Intellectual Property in the Software Products and the Additional Software originated or invented by such Seller Employee and, to the extent applicable to such Seller Employee, any of Seller's Intellectual Property contained in any of the Transferred Assets, (b) has executed an agreement which includes an obligation to assign to Seller all rights to the Intellectual Property in the Software Products and the Additional Software originated or invented by such Person during the course of such Person's relationship with Seller, or (c) is by law or otherwise under an enforceable and binding obligation to assign such rights to Seller. To the Knowledge of Seller, no such officer, employee, consultant or independent contractor has notified Seller, or otherwise made the claim, that such Person is, or believes himself or herself to be, the owner of any of the Intellectual Property in the Software Products or the Additional Software.

            (iv)  Except as set forth on Schedule 6.14(b)(iv) of the Disclosure Schedule, Seller has taken all commercially reasonable actions to protect and preserve the confidentiality of all Intellectual Property in, or primarily related to, the Software Products covering trade secrets, know-how, Confidential Information, other non-public proprietary technical and business information, proprietary processes, and formulae not otherwise protected by patents, patent applications or copyrights ("Software Business Confidential Information").

            (v)  Except as set forth on Schedule 6.14(b)(v) of the Disclosure Schedule, each officer, employee, consultant and independent contractor of Seller who has worked in the Software Business has either executed a non-disclosure agreement or is by law or otherwise under an enforceable and binding obligation to protect and preserve the confidentiality of the Software Business Confidential Information in the Software Products and Additional Software.

            (vi)  Except as disclosed on Schedule 6.14(b)(vi) of the Disclosure Schedule, to the Knowledge of Seller or to the knowledge of any Software Business Employee, no Software Business Confidential Information primarily related to the Software Products has been disclosed or is authorized to be disclosed to any third party, other than pursuant to a non-disclosure agreement that protects Seller's proprietary interests in and to such Software Business Confidential Information or under circumstances in which the third party is under a legal duty not to disclose such Software Business Confidential Information.

            (vii) Except as set forth on Schedule 6.14(b)(vii) of the Disclosure Schedule, neither any source code relating to the Software Products has been disclosed or transferred to any Person, other than internal transfers within the Software Business and transfers by Seller to escrow agents, nor, except as set forth on Schedule 6.14(b)(vii) of the Disclosure Schedule, will the execution and delivery of this Agreement by Seller result in any such transfer, to a Person other than Purchaser, either directly, or indirectly, or pursuant to the terms of an escrow arrangement.

          (c)  To the Knowledge of Seller, neither the Software Products nor the Additional Software interferes with, infringes, misappropriates or otherwise comes into conflict with any Intellectual Property rights of third parties, and Seller has not received any charge, complaint, claim or notice alleging any such interference, infringement, misappropriation or conflict. Seller does not have any Knowledge that the manufacturing, marketing, licensing, use or sale of the Software Products or the Additional Software designed or developed by Seller for itself or third parties infringes any Intellectual Property right of any third party.

            (i)    Except as set forth in Schedule 6.14(c)(i) of the Disclosure Schedule, no third party has, to the Knowledge of Seller, interfered with, infringed upon, misappropriated or otherwise come into conflict with any Intellectual Property rights of Seller in the Software Products or the Additional Software.

            (ii)  This Section Intentionally Omitted.

            (iii)  Except as set forth on Schedule 6.14(c)(iii) of the Disclosure Schedule, Seller is not, nor will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement or as a result of the transactions contemplated hereby, in breach of any license, sublicense or other agreement primarily relating to the Intellectual Property in the Software Products and the Additional Software.

          (d)  Except as set forth on Schedule 6.14(d) of the Disclosure Schedule, Seller does not use in the Software Products or the Additional Software, pursuant to license, sublicense, agreement or permission, any Intellectual Property owned by a third party.

        6.15    Software.

          (a)  Except as set forth on Schedule 6.15(a) of the Disclosure Schedule, the past and current versions since March 26, 1999 of all Software Products perform substantially in accordance with the version-specific user Documentation.

          (b)  No Transferred Employee is, or is now expected to be, in default under any employment contract with Seller or, to the Knowledge of Seller, any other restrictive covenant for the benefit of Seller relating to the Software Products or the Additional Software.

          (c)  Except as set forth on Schedule 6.15(c) of the Disclosure Schedule, to the Knowledge of Seller, the Software Products and the Additional Software were developed entirely by the employees of, and consultants to, Seller which were bound by agreements to assign all rights to the Software Products and the Additional Software to Seller, or, if not, Seller has purchased such Software from the party in whom, to the Knowledge of Seller, title to such Software was vested.

          (d)  Except as set forth on Schedule 6.15(d) of the Disclosure Schedule, Seller has no obligation to compensate any other Person for the development, use, license, sale or exploitation of the Software Products or the Additional Software.

          (e)  Except as set forth on Schedule 6.15(e) of the Disclosure Schedule, there have been no patents applied for and no copyrights registered for the Software Products or the Additional Software.

          (f)    Except as may be provided in the Software License Agreement and the Subcontractor Agreement, Seller shall not retain any copies of the code relating to the Software Products or the Additional Software.

        6.16    Major Customers.    Schedule 6.16 of the Disclosure Schedule sets forth for each fiscal quarter during the period beginning on February 1, 2000 and ending on January 31, 2002, the names of the eight largest customers of the Software Products other than resellers, distributors, channel partners or customers of the Echo Cancellation System (based on the aggregate value of the Software Products purchased from Seller by such customers during such period) and the amount of revenue attributed to each such customer during such periods, other than revenues attributable to the sale of the Echo Cancellation System.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby makes the following representations and warranties to Seller, each of which shall be unaffected by any investigation heretofore or hereafter made by Seller.

        7.1    Corporate Organization.    Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

        7.2    Authorization and Effect of Agreement.    Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and the Collateral Agreements to which it is a party (the "Purchaser Collateral Documents") and to perform the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Purchaser Collateral Documents and the performance by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement and the Purchaser Collateral Documents have been duly executed and delivered by Purchaser and each of such agreements constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity.

        7.3    No Conflicts.    The execution and delivery of this Agreement and the Purchaser Collateral Documents by Purchaser does not, and the performance by Purchaser of the transactions contemplated by this Agreement and the Purchaser Collateral Documents will not, conflict with, or result in any violation of, or constitute a default under (a) any provision of the Certificate of Incorporation or Bylaws of Purchaser or (b) any Law or Order applicable to or binding on Purchaser. No Consent is required to be obtained, made or given (whether pursuant to applicable Law, Contract or otherwise) in connection with the execution and delivery of this Agreement by Purchaser or the performance by Purchaser of the transactions contemplated hereby.

        7.4    Litigation.    There are no judicial or administrative actions, proceedings or investigations pending or, to Purchaser's knowledge, threatened that question the validity of this Agreement or any action taken or to be taken by Purchaser in connection with this Agreement.

ARTICLE 8

POST-CLOSING COVENANTS

        8.1    Covenant Not to Compete; Non Solicitation.

          (a)  Seller agrees that prior to the fourth anniversary of the Closing Date, except (i) pursuant to any Retained License Agreement, (ii) in accordance with the terms of the Software License Agreement, or (iii) or with respect to any Software that is licensed to Seller by a third party and is embedded in any of Seller's products, Seller will not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the development, design, manufacturing, marketing or sale of voice enhancement and echo cancellation Software having substantially the same performance characteristics and functionality as the Software Products; provided, however, that nothing herein shall preclude Seller from owning an equity interest of five percent or less of any publicly traded company listed on a national stock exchange or on the Nasdaq National Market.

          (b)  Until the Fourth Anniversary, Seller will not directly or indirectly solicit, offer employment to or hire any Transferred Employee (i) who is still an employee of Purchaser, or (ii) who has, without the consent of Purchaser, terminated his or her employment with Purchaser within 180 days of such solicitation, offer or hire; provided, however, that the foregoing provision will not prevent Seller from soliciting the employment of any person pursuant to a general advertisement or similar notice.

        8.2    Confidentiality.    Except (a) as required by the Retained License Agreements and all other Contracts to which Seller is bound involving a license of the Software Products to a third party, and (b) as permitted pursuant to the terms of the Software License Agreement, the Joint Marketing Agreement or the Subcontractor Agreement, each party agrees that from and after the Closing, it will not, directly or indirectly, disclose, reveal, divulge or communicate to any person or entity other than its authorized officers, directors and employees, or use or otherwise exploit for its own benefit or for the benefit of anyone other than the other party, any Non-Public Information (as defined below). Neither party shall have any obligation to keep confidential any Non-Public Information if and to the extent disclosure thereof is specifically required by Law or in the enforcement of its rights hereunder; provided, however, that in the event disclosure is required by applicable Law, the disclosing party shall, to the extent reasonably possible, provide the other party with prompt notice of such requirement prior to making any disclosure so that the other party may seek an appropriate protective order. For purposes of this Section 8.2 only, "Non-Public Information" shall mean any Confidential Information that, with respect to Seller, relates to Seller's business other than the Software Business, and, with respect to Purchaser, relates to Purchaser's business (including, without limitation, the Software Business). The term Non-Public Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure by a party not otherwise permissible hereunder, or (iii) a party learns from other sources and such sources have not violated their confidentiality obligation to the other party.

        8.3    Specific Performance; Reformation.    The parties hereto specifically acknowledge and agree that the remedy at law for any breach of Section 8.1 or 8.2 will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever. In the event that the provisions of Section 8.1 or 8.2 should ever be deemed to exceed the limitations provided by applicable Law, then the parties hereto agree that such provisions shall be reformed to set forth the maximum limitations permitted.

        8.4    Retained License Agreements.

          (a)  Seller agrees that, subject to Section 8.4(c) and the terms of the Subcontractor Agreement, from and after the Closing Date, Seller (i) shall be solely responsible for all of Seller's liabilities and the performance of all of Seller's obligations under the Retained License Agreements for the benefit of Purchaser, (ii) shall not amend, modify, extend or waive any term of any Retained License Agreement without Purchaser's prior written consent, which consent shall not be unreasonably withheld, (iii) will give notice of termination with respect to each of the Retained License Agreements in accordance with the terms thereof in a form, and at such time, as reasonably requested by Purchaser, (iv) at Purchaser's request and expense (provided that, unless previously authorized in writing by Purchaser, the expenses to be borne by Purchaser shall not exceed $5,000 per assignment), assign to Purchaser or, in the event that such assignment shall require the consent of a third party, use its commercially reasonable efforts to obtain such consent to the assignment of, any Retained License Agreement (it being understood that Seller shall have no obligation pursuant to this Section 8.4(a) or otherwise to make any payment or incur any out-of-pocket expenses to obtain such consents), and (v) will, at Purchaser's sole cost and expense, (x) maintain, and upon Purchaser's request, exercise for the benefit of Purchaser, any audit rights contained in any Retained License Agreement or under applicable law to verify the amount, and validity, of any Royalty Payments due and owing to Purchaser under such Retained License Agreement, (y) provide to Purchaser the results of such audit, and (z) to the extent any such audit discloses discrepancies with the amounts paid or owing to Purchaser, cooperate and assist Purchaser in any actions, suits, proceedings, demands, assessments, judgments or compromises (collectively, "Actions") necessary for enforcing and securing the proper Royalty Payments due to Purchaser under such Retained License Agreement; provided, however, if any such Action would cause Seller to prosecute a claim against any Person that is a material customer of, or a material supplier to, Seller, the parties will cooperate with each other to determine a commercially reasonable course of action which may include the assignment to Purchaser of the applicable Retained License Agreement.

          (b)  Notwithstanding anything to the contrary contained herein, in the event that any audit conducted pursuant to clause (iv) in Section 8.4(a) results in the payment to Seller of any Royalty Payments (whether related to shipments made prior to, or subsequent to, the Closing Date), Seller shall pay to Purchaser all such Royalty Payments promptly upon the receipt thereof.

          (c)  Purchaser agrees that, from and after the Closing Date and until the termination of the applicable Retained License Agreement, Purchaser will, at its own expense, perform the support and maintenance obligations of Seller set forth in the Subcontractor Agreement.

        8.5    Further Cooperation.    Seller will cooperate with Purchaser, upon Purchaser's reasonable request and at Purchaser's expense, in any Actions necessary for the protection, enforcement or transfer of the Royalty Payments to Purchaser or of Purchaser's exclusive ownership rights in any the Transferred Assets.

        8.6    Maintenance of Books and Records.    Each of Seller and Purchaser shall preserve until the fourth anniversary of the Closing Date all records possessed by such party relating primarily to the Transferred Assets or the operation of the Software Business prior to the Closing Date. After the Closing Date, where there is a legitimate purpose, such party shall provide the other party with reasonable access, upon prior reasonable written request specifying the need therefor, during regular business hours, to (i) the relevant officers and employees of such party and (ii) the books of account and records of such party, but, in each case, only to the extent primarily relating to the Transferred Assets or the operation of the Software Business prior to the Closing Date, and the other party and its representatives shall have the right to make copies of such books and records; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party; and further provided that, to the extent such information constitutes trade secrets or confidential information of such party, the requesting party will not, and shall ensure that its representatives are bound not to disclose such information except (i) as required by Law, (ii) with the prior written consent of such party, which consent shall not be unreasonably withheld, or (iii) where such information becomes available to the public generally, or becomes generally known to competitors of such party, through sources other than the requesting party and its representatives. Such records may nevertheless be destroyed by a party if such party sends the other party written notice of its intent to destroy records, specifying with particularity the contents of the records to be destroyed. Such records may then be destroyed after the 30th day following delivery of such notice unless the other party objects to the destruction, in which case the party seeking to destroy the records shall either agree to retain such records or to deliver such records to the objecting party.

        8.7    Transferred Employees.

          (a)    Employment.    Purchaser shall offer employment to each Software Business Employee on an "at will" basis on or prior to the date hereof, and the individuals who accept such offer shall be referred to as the "Transferred Employees." Each such offer of employment shall be at the same salary or hourly wage rate and position as set forth on Schedule 6.13 of the Disclosure Schedule. Subject to applicable Laws, Purchaser shall have the right to dismiss any or all Transferred Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them).

          (b)    Past Service Credit.    Purchaser agrees that, with respect to all of its employee benefit plans (except for Purchaser's retiree medical plan) covering or otherwise benefiting any of the Transferred Employees on or after the Closing Date, service with Seller as reflected on Schedule 6.13 of the Disclosure Schedule under the heading "date of hire" shall be counted solely for purposes of eligibility to participate or vesting to the same extent such service was counted under the corresponding Benefit Plans, and shall not be counted for benefit accrual purposes; provided, however, service credit with Seller as reflected on Schedule 6.13 of the Disclosure Schedule under the heading "service credit" shall be counted by Purchaser for purposes of eligibility and benefit accrual purposes for PTO to the same extent such service was counted under Seller's PTO.

          (c)    Paid Time Off.    Except to the extent required by applicable Law, Seller shall not pay Transferred Employees their accrued and unused PTO, and Purchaser shall (i) assume all such obligations for accrued and unused PTO for each Transferred Employee, and (ii) provide, without duplication of benefits, all Transferred Employees with PTO time rather than cash in lieu of vacation time for all accrued and unused PTO through the Closing Date, but only to the extent reflected on Schedule 6.13 of the Disclosure Schedule.

          (d)    Benefit Plans.    Purchaser shall take all actions necessary or appropriate to extend coverage as of the Closing Date to the Transferred Employees under the benefit plans maintained by Purchaser and shall ensure uninterrupted coverage of all Transferred Employees under such benefit plans. The Transferred Employees shall get credit under such benefit plans for amounts paid under the corresponding Benefit Plans by Transferred Employees during the applicable plan year preceding the Closing Date, and such benefit plans shall not exclude pre-existing conditions. Seller shall be exclusively responsible for complying with Part 6, Subtitle B, Title I of ERISA and Section 4980B of the Code ("COBRA Rights") with respect to all of Seller's employees (excluding the Transferred Employees) and their eligible dependents by reason of such employees' termination of employment with Seller, and Purchaser shall not have any obligation or liability to provide COBRA Rights on account of any such termination of employment. Purchaser shall be exclusively responsible for all COBRA Rights for all of the Transferred Employees.

          (e)    Seller Stock Options.    Seller shall extend the exercise period of all vested options held by the Transferred Employees to one year following the termination of employment with Seller. Seller will not take any action to accelerate the vesting of any unvested Seller stock options held by such Transferred Employees, and all such unvested Seller options will terminate in accordance with their terms.

        8.8    Further Cooperation.    In the event that an asset of Seller that the parties did not intend to be transferred to Purchaser was transferred to Purchaser in error, Purchaser agrees to execute and deliver, or cause to be executed and delivered, all such documents and instruments and take such other actions as may be reasonably necessary to transfer all right, title and interest in such asset back to Seller. In the event that an asset of Seller should have been included as a part of the Transferred Assets transferred to Purchaser, Seller agrees to execute and deliver, or cause to be executed and delivered, all such documents and instruments and take such other actions as may be reasonably necessary to transfer all right, title and interest in such asset to Purchaser. In the event that a dispute arises between Seller and Purchaser with respect to whether a particular asset should or should not have been transferred to Purchaser, the parties agree to use reasonable efforts to resolve such dispute in a timely and mutually acceptable manner.

ARTICLE 9

SURVIVAL AND INDEMNIFICATION

        9.1    Survival of Representations, Warranties and Covenants.

          (a)  Except for the representations and warranties of Seller contained in Section 6.4(b) and Section 6.8(c), which shall survive the Closing and remain in effect until the date that is four years following the Closing Date (the "Title Warranty Termination Date"), the representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing and remain in effect until the Second Anniversary. Any Claim Notice given to the Indemnifying Party within such period of survival as herein provided will be timely made for purposes hereof. No claims for an Indemnifiable Loss may be asserted following the expiration of such applicable period.

          (b)  Unless a specified period is set forth in this Agreement (in which event such specified period will control), the covenants in this Agreement will survive the Closing and remain in effect indefinitely.

        9.2    Definitions; Limitations on Liability.

          (a)  For purposes of this Agreement, (i) "Indemnity Payment" means any amount of Indemnifiable Losses required to be paid pursuant to this Agreement, (ii) "Indemnitee" means any person or entity entitled to indemnification under this Agreement, (iii) "Indemnifying Party" means any person or entity required to provide indemnification under this Agreement, (iv) "Indemnifiable Losses" means any and all damages, losses, liabilities, obligations, costs and expenses suffered or incurred by an Indemnitee, and any and all claims, demands or suits brought against an Indemnitee (by any person or entity, including, without limitation, any Governmental Authority), including, without limitation, the costs and expenses of any and all actions, suits, proceedings, demands, assessments, judgments, settlements and compromises relating thereto and including reasonable attorneys' fees and expenses incurred by the Indemnitee in connection therewith and (v) "Third Party Claim" means any claim, action or proceeding made or brought by any Person other than a party to this Agreement (or an Affiliate thereof).

          (b)  Notwithstanding any other provision hereof or of any applicable law, (i) the maximum aggregate indemnification obligations of an Indemnifying Party arising from breaches of representations or warranties (other than those contained in Sections 6.4(b), and 6.8(c)) and asserted pursuant to Section 9.3(a)(i) or Section 9.3(b)(i), as applicable, shall be limited to, and shall in no event exceed, U.S. $3,000,000, (ii) the maximum aggregate indemnification obligations of Seller arising from breaches of the representations or warranties contained in Sections 6.4(b) and 6.8(c) and asserted pursuant to Section 9.3(a)(i), as applicable, shall be limited to, and shall in no event exceed (A) the amount of the Purchase Price if a Claim Notice relating to any such breach is delivered by Purchaser to Seller on or before the date that is three (3) years following the Closing Date (the "Interim Date"); provided, however, if a Claim Notice relating to any such breach is delivered by Purchaser to Seller on or after December 8, 2003 and such breach relates to, results from or arises out of any event or circumstance that occurred prior February 1, 2000 and with respect to which (x) any of Charles Davis, David Shvarts or Richard Hardy had any actual knowledge prior to February 1, 2000, and (y) neither Timothy K. Montgomery nor William Tamblyn have any actual knowledge as of the date hereof, then the maximum aggregate indemnification obligations of Seller related thereto shall be limited to, and shall in no event exceed, $10,000,000, or (B) $10,000,000 if a Claim Notice relating to any such breach is delivered by Purchaser to Seller during the period (the "Interim Period") between the Interim Date and the Title Warranty Termination Date (an "Interim Notice"), provided that, with respect to any claims for indemnification (X) relating to a breach of Sections 6.4(b) or 6.8(c), (Y) that are set forth in an Interim Notice, and (Z) for Indemnifiable Losses in excess of $10,000,000 in the aggregate (an "Excess Claim"), to the extent that Seller recovers any amounts from the seller parties under the Seller Acquisition Agreements, Seller additionally agrees to pay and transfer to Purchaser the lesser of (I) the amount by which such Indemnifiable Losses exceed $10,000,000, and (II) fifty percent (50%) of any amounts (whether in cash or other property) so recovered, and (iii) the maximum aggregate indemnification obligations of Seller arising from breaches of the representations and warranties contained in Article 6 shall be limited to, and shall in no event exceed, the amount of the Purchase Price (each an "Indemnification Cap"). In the event that an Indemnitee assumes the defense of a Third Party Claim, each applicable Indemnification Cap shall be deemed to be automatically reduced by the amount of any Action Expenses incurred by an Indemnifying Party on its own behalf in connection with its participation in the defense of such Third Party Claim.

          (c)  Notwithstanding anything to the contrary contained in this Agreement, an Indemnifying Party shall not be required to make any Indemnification Payment pursuant to Section 9.3 pursuant to any indemnification obligation under this Agreement until such time as the total amount of all Indemnifiable Losses that have been suffered or incurred by the Indemnitee exceeds $100,000 in the aggregate; provided, however, that if the total amount of such Indemnifiable Losses exceeds $100,000 in the aggregate, the Indemnitee shall be entitled to be indemnified against the entire amount of such Indemnifiable Losses, and not merely the portion of such Indemnifiable Losses exceeding $100,000.

        9.3    Indemnification.

          (a)  Subject to Sections 9.1, 9.2, 9.5 and Article 10, from and after the Closing Date, Seller agrees to indemnify, defend and hold harmless Purchaser from and against any and all Indemnifiable Losses relating to, resulting from or arising out of:

            (i)    any breach of the representations and warranties of Seller contained in Article 6 of this Agreement (it being acknowledged and agreed by the parties that any disclosure or item on any schedule relating to a representation and warranty contained in Article 6 that is accompanied by the words "For information purposes only" or a similar phrase shall not, for purposes of indemnification, be deemed to qualify, or serve as an exception to, the representation or warranty to which such schedule relates);

            (ii)  any nonfulfillment of any covenant on the part of Seller under the terms of this Agreement;

            (iii)  any Retained Liabilities;

            (iv)  any failure to comply with any "bulk sales" laws applicable to the transactions contemplated hereby; and

            (v)  the use or ownership of any of the Transferred Assets prior to or on the Closing Date (other than the Assumed Liabilities).

          (b)  Subject to Sections 9.1, 9.2 and 9.5, from and after the Closing Date, Purchaser agrees to indemnify, defend and hold harmless Seller from and against any and all Indemnifiable Losses relating to, resulting from or arising out of:

            (i)    any breach of the representations and warranties of Purchaser contained in Article 7 of this Agreement;

            (ii)  any nonfulfillment of any covenant on the part of Purchaser under the terms of this Agreement;

            (iii)  any Assumed Liabilities; and

            (iv)  the use or ownership of any of the Transferred Assets after the Closing Date.

        9.4    Defense of Third Party Claims.

          (a)  If any Indemnitee receives notice of assertion or commencement of any Third Party Claim against such Indemnitee with respect to which an Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnitee will give such Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. Such notice will describe the Third Party Claim in reasonable detail, will include copies of all material written evidence thereof available after diligent search and attempt to locate the same and will indicate the estimated amount, if reasonably practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in, or, by giving written notice to the Indemnitee, to assume, the defense of any Third Party Claim at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel (reasonably satisfactory to the Indemnitee), and the Indemnitee will cooperate in good faith in such defense.

          (b)  If, within 30 calendar days after giving notice of a Third Party Claim to an Indemnifying Party pursuant to Section 9.4(a), an Indemnitee receives written notice from the Indemnifying Party that the Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in the last sentence of Section 9.4(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 calendar days after receiving written notice from the Indemnitee that the Indemnitee reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify the Indemnitee in respect of all Indemnifiable Losses (without regard to any applicable Indemnification Cap) relating to the matter, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. If the Indemnitee assumes the defense of the Third Party Claim, the Indemnitee shall not enter into any settlement of such claim, or admit any liability on the part of Seller with respect to such claim, without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed; provided, however, if the Indemnitee provides written notice to the Indemnifying Party that it relinquishes any and all claims for indemnification pursuant to Articles 9 or 10 in respect of such Third Party Claim, Indemnitee may freely enter into any settlement agreement without the prior written consent of the Indemnifying Party. Without the prior written consent of the

  Indemnitee (which consent shall not be unreasonably withheld or delayed), the Indemnifying Party will not enter into any settlement of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee is not entitled to indemnification hereunder. If (i) a firm offer is made to settle a Third Party Claim without leading to liability, or the creation of a financial or other obligation on the part of the Indemnitee, and (ii) the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within 5 Business Days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim. In any event, the maximum liability of the Indemnifying Party as to any Third Party Claim will not exceed the amount of such settlement offer, plus costs and expenses paid or incurred by the Indemnitee through the end of such 5 Business Day period.

          (c)  A failure to give timely notice or to include any specified information in any notice as provided in Sections 9.4(a) or 9.4(b) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party that was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise materially damaged as a result of such failure.

        9.5    Claims.

          (a)  If any Indemnitee has, or claims to have, incurred or suffered Indemnifiable Losses for which it is, or may be, entitled to indemnification under this Section 9, such Indemnitee, acting in good faith, may deliver a claim notice (a "Claim Notice") to the Indemnifying Party. Each Claim Notice shall (i) state that such Indemnitee believes that there is or has been a breach of a representation, warranty or covenant contained in this Agreement or that such Indemnitee is otherwise entitled to indemnification under this Section 9, (ii) contain a brief description of the circumstances supporting such Indemnitee's belief that there is or has been such a breach or that such Indemnitee is so entitled to indemnification, and (iii) to the extent possible, contain a good faith, non-binding, preliminary estimate of the amount of Indemnifiable Losses such Indemnitee claims to have so incurred or suffered or will incur or suffer (the "Claimed Amount"), or a statement that such Indemnifiable Losses are not capable of being estimated or quantified at such time and that the Claim Notice will be amended to include a Claimed Amount at a later date. In the event that a Claim Notice contains a statement that the amount of the Indemnifiable Losses are not capable of being estimated or quantified at the time that the Claim Notice is delivered (a "Silent Claim Notice"), the Indemnitee shall, at such time as such Indemnifiable Losses are capable of being estimated or quantified promptly deliver to the Indemnifying Party an amended Claim Notice setting forth the Claimed Amount (the "Complete Claim Notice"). In the event that (x) an Indemnitee incurs or suffers additional Indemnifiable Losses subsequent to the date on which a Claim Notice (the "Original Claim Notice") had previously been sent resulting from the same fact or circumstances set forth in such Claim Notice, or (y) the Original Claim Notice did not otherwise accurately state the amount of Indemnifiable Losses incurred or suffered by the Indemnitee, then the Indemnitee will deliver to the Indemnifying Party an additional Claim Notice setting forth the amount of Indemnifiable Losses that were not included in the Original Claim Notice (an "Additional Claim Notice"). For the purposes of Section 9.1(a), a Complete Claim Notice shall be deemed to have been delivered to the Indemnifying Party on the date that the Silent Claim Notice was delivered and an Additional Claim Notice shall be deemed to have been delivered to the Indemnifying Party on the date that the Original Claim Notice was delivered.

          (b)  Within thirty (30) days after receipt by the Indemnifying Party of a Claim Notice (other than a Silent Claim Notice) (the "Dispute Period"), the Indemnifying Party may deliver to the Indemnitee who delivered such Claim Notice a written response (the "Response Notice") in which the Indemnifying Party: (i) agrees that the full Claimed Amount is owed to the Indemnitee;

  (ii) agrees that part, but not all, of the Claimed Amount (the "Agreed Amount") is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owing to the Indemnitee. Any part of the Claimed Amount that is not agreed to be owing to the Indemnitee pursuant to the Response Notice shall be the "Contested Amount." If a Response Notice is not received by the Indemnitee in respect of a Claim Notice (other than a Silent Claim Notice) prior to the expiration of the Dispute Period, then the Indemnifying Party shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

          (c)  If (i) the Indemnifying Party delivers a Response Notice agreeing that the full Claimed Amount is owed to the Indemnitee, or (ii) the Indemnifying Party does not deliver a Response Notice on a timely basis in accordance with Section 9.5(b), then the Indemnifying Party shall, within ten (10) Business Days following the receipt of such Response Notice (or if the Indemnitee has not received a Response Notice, within ten (10) Business Days following the expiration of the Dispute Period referred to in Section 9.5(b)), subject to the limitations set forth in Section 9.2(b), pay the Claimed Amount to the Indemnitee; provided, however, that in the event Seller is the Indemnifying Party, the Claimed Amount is based upon a breach of a representation or warranty of Seller set forth in Article 6 and the Claimed Amount relates to a Claim Notice delivered to Seller prior to the First Anniversary, Seller shall have no obligation to pay the Claimed Amount and such amount shall, subject to the limitations set forth in Section 9.2(b), be deducted from the Conditional Payment; provided, further, if the Claimed Amount is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and the Conditional Payment is less than the Claimed Amount Seller shall, within ten (10) Business Days following the delivery of the Response Notice, subject to the limitations set forth in Section 9.2(b), pay the difference thereof to Purchaser; provided, further, if the Claimed Amount is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and such claim is made after the First Anniversary Seller shall, within ten (10) Business Days following the delivery of the Response Notice, subject to the limitations set forth in Section 9.2(b), pay the Claimed Amount to Purchaser.

          (d)  If the Indemnifying Party delivers a Response Notice agreeing that less than the full Claimed Amount is owed to the Indemnitee, the Indemnifying Party shall, within ten (10) Business Days following the delivery of such Response Notice, pay the Agreed Amount to such Indemnitee; provided, however, that in the event Seller is the Indemnifying Party, the Agreed Amount is based upon a breach of a representation or warranty of Seller set forth in Article 6 and the Agreed Amount relates to a Claim Notice delivered to Seller prior to the First Anniversary, Seller shall have no obligation to pay the Agreed Amount to Purchaser and such amount shall, subject to the limitations set forth in Section 9.2(b), be deducted from the Conditional Payment; provided, further, if the Agreed Amount is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and the Conditional Payment is less than the Agreed Amount, Seller shall, within ten (10) Business Days following the delivery of the Response Notice, subject to the limitations set forth in Section 9.2(b), pay the difference thereof to Purchaser; provided, further, if the Agreed Amount is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and such claim is made after the First Anniversary Seller shall, within ten (10) Business Days following the delivery of the Response Notice, subject to the limitations set forth in Section 9.2(b), pay the Agreed Amount to Purchaser.

          (e)  If the Indemnifying Party delivers a Response Notice indicating that there is a Contested Amount, the Indemnifying Party and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. In the event that the parties are unable to resolve such dispute, the Indemnitee will be free to pursue such remedies as are available under this Agreement, at law or in equity in respect of such claim for indemnification. If the Indemnitee and the Indemnifying Party resolve such dispute, such resolution shall be binding on the Indemnifying

  Party and the Indemnitee if signed in writing by such parties. The Indemnifying Party shall, within ten (10) business days following the date of execution of such written instrument, or such shorter period as the parties may agree, subject to the limitations set forth in Section 9.2(b), pay the amount specified in such written instrument to the Indemnitee; provided, however, that in the event Seller is the Indemnifying Party, such claim is based upon a breach of a representation or warranty of Seller set forth in Article 6 and such claim relates to a Claim Notice delivered to Seller prior to the First Anniversary, Seller shall have no obligation to pay such amount to Purchaser and such amount shall, subject to the limitations set forth in Section 9.2(b), be deducted from the Conditional Payment; provided, further, if such claim is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and the Conditional Payment is less than the amount agreed to by the parties Seller shall, within ten (10) Business Days following the date of execution of such written instrument, subject to the limitations set forth in Section 9.2(b), pay the difference thereof to Purchaser; provided, further, if such claim is based upon a breach of the representations and warranties contained in either Section 6.4(b) or Section 6.8(c) and is made after the First Anniversary Seller shall, within ten (10) Business Days following the date of execution of such written instrument, subject to the limitations set forth in Section 9.2(b), pay the amount agreed to by the parties to Purchaser.

        9.6    Exclusive Remedy; Adjustment to Purchase Price.

          (a)  To the extent permitted by Law, the indemnity provisions of this Article 9 and Article 10 shall be the sole and exclusive remedy of the parties with respect to any breach of the representations, warranties and covenants contained in this Agreement and the other indemnification obligations set forth in Section 9.3 that are asserted subsequent to Closing, provided, however, that the foregoing shall not prohibit any party from seeking an injunction or other equitable remedy in respect thereof.

          (b)  Any (i) reduction of the Conditional Payment or (ii) other payments by Seller to Purchaser pursuant to Article 9 or Article 10 shall be treated as an adjustment to the purchase price of the Transferred Assets.

ARTICLE 10

CONDITIONAL PAYMENT

        10.1    Payment of Conditional Payment.    Subject to Section 10.2, on the First Anniversary, Purchaser shall pay to Seller by wire transfer of immediately available funds to an account previously designated by Seller an amount, if greater than zero, equal to $3,000,000.00 (the "Conditional Payment") less all amounts deducted from the Conditional Payment pursuant to Section 9.5. If there has been any reduction of the Conditional Payment pursuant to Section 9.5, Purchaser shall notify Seller in writing of the final amount payable to Seller at least 5 Business Days prior to the First Anniversary and provide Seller with a description of how such final amount was calculated.

        10.2    Reserves for Unresolved Indemnifiable Losses.    Notwithstanding the foregoing, if prior to the First Anniversary Purchaser has delivered a Claim Notice to Seller containing a claim for indemnification that has not been resolved in accordance with Section 9.5 prior to the First Anniversary, Purchaser may, until such claim is finally resolved in accordance with Section 9.5, deduct from the portion of the Conditional Payment otherwise payable to Seller pursuant to Section 10.1, an amount equal to the Claimed Amount or the Contested Amount, as the case may be. Upon the final resolution of all claims by Purchaser pending as of the First Anniversary, and upon the satisfaction of all Indemnifiable Losses resulting therefrom, Purchaser shall distribute the remaining portion of the Conditional Payment, if any, with interest at the then applicable judgment rate of interest in the State of Texas accruing from the First Anniversary to the date of payment, to Seller. Notwithstanding anything to the contrary herein, Purchaser shall deduct and withhold from any payment required to be made pursuant hereto any amount required by law to be so deducted and withheld.

ARTICLE 11

MISCELLANEOUS PROVISIONS

        11.1    Notices.    All notices and other communications required or permitted hereunder will be in writing and, unless otherwise provided in this Agreement, will be deemed to have been duly given when delivered in person or when dispatched by electronic facsimile transfer (confirmed in writing by mail simultaneously dispatched) or one business day after having been dispatched by a nationally recognized overnight courier service to the appropriate party at the address specified below:

(a)	If to Seller, to:
Ditech Communications Corporation 825 E. Middlefield Road Mountain View, CA 94043 Attention: William Tamblyn Facsimile No.: (650) 564-9599
with a copy to:
Cooley Godward LLP Five Palo Alto Sq. 3000 El Camino Real Palo Alto, CA 94306-2155 Attention: Brett White, Esq. Facsimile No.: (650) 849-7400
(b)	If to Purchaser, to:
Texas Instruments Incorporated 7839 Churchill Way, MS 3995 Dallas, Texas 75251
(or)
P.O. Box 650311, MS 3995 Dallas, Texas 75265 Attention: Charles D. Tobin Facsimile No.: (972) 917-3804
With copies to:
Texas Instruments Incorporated 12500 TI Boulevard, MS 8658 Dallas, Texas 75243
(or)
P.O. Box 660199, MS 8658 Dallas, Texas 75266 Attention: General Counsel Facsimile No.: (214) 480-5061

With a copy to:
Weil, Gotshal & Manges LLP 100 Crescent Court Suite 1300 Dallas, Texas 75201 Attn: R. Scott Cohen, Esq. Fax: (214) 746-7777

        or to such other address or addresses as any such party may from time to time designate as to itself by like notice.

        11.2    Expenses.    Except as otherwise expressly provided herein, each party hereto will pay any expenses incurred by it incident to this Agreement and in preparing to consummate and consummating the transactions provided for herein.

        11.3    Successors and Assigns.    This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party without the prior written consent of the other party; provided, however, that upon notice to the other party delivered in accordance with Section 11.1, either party may assign or delegate any or all of their rights or obligations under this Agreement to any Affiliate thereof or to any Person that directly or indirectly acquires, after the Closing, all or substantially all of the assets or voting stock of such party, but such assignment or delegation shall not relieve the assigning party of any obligation hereunder.

        11.4    Waiver.    No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

        11.5    Entire Agreement; Disclosure Schedules.    This Agreement, which includes the schedules, annexes and exhibits hereto, supersedes any other agreement, whether written or oral, that may have been made or entered into by any party relating to the matters contemplated hereby and constitutes the entire agreement by and among the parties hereto.

        11.6    Amendments, Supplements, Etc.    This Agreement may be amended or supplemented at any time by additional written agreements executed and delivered by each of the parties hereto.

        11.7    Rights of the Parties.    Nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

        11.8    Further Assurances.    From time to time, as and when reasonably requested by any party hereto, the other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments, make such other deliveries and take such other actions as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

        11.9    Applicable Law.    This Agreement and the legal relations among the parties hereto will be governed by and construed in accordance with the rules and substantive Laws of the State of Texas, United States of America, without regard to conflicts of law provisions thereof.

        11.10    Execution in Counterparts.    This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

        11.11    Titles and Headings.    Titles and headings to Sections herein are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        11.12    Invalid Provisions.    If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future Law, and if the rights or obligations under this Agreement of Seller on the one hand and Purchaser on the other hand will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement; and (d) in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid, and enforceable provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible.

        11.13    Bulk Sales.    Purchaser waives compliance by Seller with the provisions of the so-called bulk sales Law of any applicable jurisdiction; provided, however, that Seller will indemnify, defend and hold harmless Purchaser in respect of any Indemnifiable Loss relating to, resulting from or arising out of Seller's failure so to comply with such Laws in connection with the transactions contemplated by this Agreement.

        11.14    Specific Performance. The parties recognize that if Seller refuses to perform under the provisions of this Agreement, monetary damages alone will not be adequate to compensate Purchaser for its injury. Purchaser shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement. If any action is brought by Purchaser to enforce this Agreement, Seller shall waive the defense that there is an adequate remedy at law.

        11.15    Transfers.    Purchaser and Seller will cooperate and take such action as may be reasonably requested by the other in order to effect an orderly transfer of the Transferred Assets with a minimum of disruption to the operations and employees of the businesses of Purchaser and Seller.

        11.16    Transfer Taxes.    All sales, use, transfer, stamp, conveyance, value added or other similar taxes, duties, excises or governmental charges imposed by any taxing jurisdiction, domestic or foreign, and all recording or filing fees, notarial fees or other similar costs of Closing with respect to the transfer of the Transferred Assets or otherwise on account of this Agreement or the transactions contemplated hereby will be borne by Seller.

        11.17    Attorneys' Fees.    If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover in such action its reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which it may be entitled.

        11.18    Construction.

          (a)  For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

          (b)  As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

          (c)  Except as otherwise indicated, all references in this Agreement to "Sections", "Schedules", "Annexes" are intended to refer to Sections of this Agreement and Schedules and Annexes to this Agreement.

  [Remainder of this Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TEXAS INSTRUMENTS INCORPORATED
By:	/s/ Michael J. Hames
Name:	Michael J. Hames
Title:	Senior Vice President
DITECH COMMUNICATIONS CORPORATION
By:	/s/ William J. Tamblyn
Name:	William J. Tamblyn
Title:	Vice President and Chief Financial Officer

List of Schedules to the Asset Purchase Agreement

Schedule 2.1(a)—tangible personal property (part of the Transferred Assets)

Schedule 2.1(b)—the Retained License Agreements

Schedule 2.1(c)(i)—the Transferred License Agreements (part of the Transferred Assets)

Schedule 2.1(c)(ii)—the non-competition agreements (part of the Transferred Assets)

Schedule 2.1(d)—the Additional Software (part of the Transferred Assets)

Schedule 2.1(e)—technical information (whether written or in electronic format) necessary to operate, or primarily used in, the Software Business or relating to the design, creation and development of the Software Products and the Additional Software (part of the Transferred Assets)

Schedule 2.1(h)—trademarks and service marks (part of the Transferred Assets)

Schedule 2.2—List of Excluded Assets

ALL SCHEDULES TO THE AGREEMENT HAVE BEEN OMITTED. COPIES OF SUCH SCHEDULES WILL BE FURNISHED SUPPLEMENTALLY TO THE COMMISSION UPON REQUEST.

Disclosure Schedule—The Disclosure Schedule is a separate deliverable not part of the Asset Purchase Agreement, which includes exceptions to the representations and warranties made by Ditech Communications Corporation in the Asset Purchase Agreement together with certain disclosures made by Ditech Communications Corporation relating to the Transferred Assets.

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  EXHIBIT 2.3
ASSET PURCHASE AGREEMENT
TABLE OF CONTENTS
ASSET PURCHASE AGREEMENT
RECITALS
ARTICLE 1 DEFINITIONS
ARTICLE 2 PURCHASE OF ASSETS
ARTICLE 3 ASSUMPTION OF LIABILITIES
ARTICLE 4 PURCHASE PRICE
ARTICLE 5 CLOSING
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF SELLER
ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE 8 POST-CLOSING COVENANTS
ARTICLE 9 SURVIVAL AND INDEMNIFICATION
ARTICLE 10 CONDITIONAL PAYMENT
ARTICLE 11 MISCELLANEOUS PROVISIONS